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                                                                    Exhibit 99.5

Conformed Copy

                                 PROMISSORY NOTE

$80,613.62                                                         July 31, 1998
                                                                Cincinnati, Ohio

         On or before June 15, 1999, for value received, CIAO CUCINA CORPORATION f/k/a CIAO LIMITED, INC., an Ohio corporation, successor in interest to FIRE IN THE KITCHEN, INC., an Ohio corporation ("Maker"), promises to pay to HIBBEN BUILDING, LTD., an Ohio limited liability company, successor in interest to HIBBEN BUILDING ASSOCIATES, an Ohio general partnership, or order, the sum of Eighty Thousand Six Hundred Thirteen Dollars and Sixty-Two Cents ($80,613.62). Said principal amount shall be paid in four (4) installments, the first installment in the amount of Eleven Thousand Four Hundred Six Dollars and Two Cents ($11,406.02) is to be paid on or before August 15, 1998, the second installment in the amount of Twenty-Five Thousand Dollars ($25,000.00) is to be paid on or before November 15, 1998, the third installment in the amount of Twenty-Five Thousand Dollars ($25,000.00) is to be paid on or before February 15, 1999, and the fourth installment in the amount of Ten Thousand Seven Hundred Forty-Two Dollars and Fifty-Three Cents ($10,742.53) is to be paid on or before June 15, 1999.

         This note may be prepaid at any time without penalty.

         In the event Maker remains current on all rent payments and performs all of its other obligations required of Maker under a certain "Lease" dated July 28, 1995, as amended by a certain "Amendment to Lease" dated November 6, 1995, and as amended by a certain "Second Amendment to Lease" dated September 1, 1996, hereinafter collectively referred to as the "Lease", the premises consisting of approximately seven thousand nine hundred twenty-five (7,925) square feet, located in the 700 Walnut Building, Cincinnati, Hamilton County, Ohio, the above-said fourth installment shall be reduced to Two Thousand Two Hundred Seventy-Eight Dollars and Six Cents ($2,278.06) and the balance of Eight Thousand Four Hundred Sixty-Four Dollars and Seventy-Seven Cents ($8,464.77) shall be forgiven. In the event Maker fails to remain current on all rent payments and perform all of its other obligations required of Maker under the Lease, the above-said second, third, and fourth installments shall become immediately due and payable on demand.

         Upon failure to pay the balance of principal at maturity, or upon the appointment of a receiver for Maker, or the making by Maker of any assignment for the benefit of creditors, or upon the commencement of bankruptcy or insolvency proceedings by or against Maker, or upon the placement or issuance of any levy, lien, writ of


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attachment, writ of garnishment, writ of execution, or similar process against
Maker, or any property of Maker, or upon default in the payment of any other liability of Maker, to holder in accordance with the terms thereof, or in the observance or performance of any term, condition, or agreement in any document given by Maker to holder, with respect to this obligation, then, upon the occurrence of any one or more of such events, unless holder shall otherwise elect, the full amount of indebtedness evidenced hereby to holder shall become immediately due and payable on demand.

         Upon failure to pay the balance at maturity or upon failure to pay any installment of interest or principal when due, the entire principal with accrued interest thereon shall become immediately due and payable on demand.

         Upon default, Maker agrees to pay all costs of collection, including reasonable attorneys= fees and from and after default of this Note interest thereon at the rate of five percent (5%) per annum in excess of the prime commercial rate then in effect for Key Bank Corp.

         No delay or failure on the part of the holder hereof to exercise any of its rights hereunder shall be deemed a waiver of such rights or any other right of such holder nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Maker and every endorser or guarantor of this Note waives presentment, demand, protest, and notices of every kind and assents to all extension(s) or postponement(s) of the time of payment or any other indulgences by holder, and to additions or releases of any other parties or persons primarily or secondarily liable hereon, if any.

         In the event of a conflict between the terms of this Note and any other agreement, the terms of this Note shall control.

         Maker hereby authorizes any attorney at law to appear before any court of record, state or federal, in the United States of America (other than any court in which utilization of this warrant of attorney would be contrary to law) after the indebtedness evidenced by this Note becomes due, whether by demand, by lapse of time or by acceleration of maturity, by operation of law or otherwise to waive the issuance and service of process, to admit the maturity and nonpayment of this Note, to confess judgment against Maker in favor of the holder of this Note for the amount then appearing due, together with interest and costs of suit, and thereupon to release all errors and waive all rights of appeal and stay of execution. The foregoing warrant of attorney shall survive


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the judgment. Should any judgment be vacated for any reason, the foregoing warrant of attorney nevertheless may thereafter be utilized for obtaining additional judgment or judgments against Maker.

         This Note is being executed and delivered in Cincinnati, Ohio, and all rights and obligations hereunder shall be governed by the laws of the State of Ohio.

         WARNING - - BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME, A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE, AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

                                              CIAO CUCINA CORPORATION,
                                              an Ohio corporation

                                          BY: /s/ Stephen J. Kent
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                                              President
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Due:
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